August 11, 2005

Mail Stop 4561

Mr. Timothy O'Connor
General Counsel
Triad Financial Corporation
7711 Center Avenue, Suite 100
Huntington Beach, CA 92647

Re: Triad Financial Corporation
Registration Statement on Form S-4
Filed July 12, 2005
File No. 333-126538

Dear Mr. O'Connor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us whether you will leave the offering open at least 20 business days.

2.   Please send with your next amendment a letter from Triad with the representations from the Exxon Capital, Morgan Stanley, and Sherman and Sterling no action letters.

3.   Please file all material agreements, including the loan and security agreement with Ford Credit.

4.   Please include updated interim financial statements and consents from the independent accountants in the pre-effective amendment. Ensure that the consents properly reflect whether the report of the accountant is included in the document or incorporated by reference.

5.   Please revise your headings in your tabular disclosure of supplementary financial information throughout the document to clearly distinguish between audited information and unaudited information. Those columns that are audited and presented with unaudited information should be marked "audited". Refer to AU Section 558.

6.   Please revise your disclosures to provide a balanced presentation of GAAP and non-GAAP discussion and analysis. For example, your credit quality ratios are presented on a managed basis with no corresponding disclosure on an as reported basis. Your disclosures should clearly separate and describe the results of operations and changes in financial condition on an owned basis as reported in your consolidated financial statements in addition to the disclosures that you provide on a managed basis.

7.   Please revise your disclosures to tell investors that the managed basis presented is a non-GAAP presentation. Explain why you believe that the information is useful and relevant, and how you expect an investor to use the data. Identify significant factors that should be considered and significant trends or requirements not captured by the managed basis presentation to endure balance and to avoid undue reliance on the non-GAAP presentation. Your GAAP based presentation should precede your non-GAAP presentation. Refer to Release No. 33-8176: Conditions for Use of Non-GAAP Financial Measures and Item 10(e)(1)(ii)(E) of Regulation S-K.

Cover of Prospectus

8.   Please remove from the cover page anything that is not required by our rules to be on the cover page.

Summary

9.   Please state that the Summary highlights the material information, not selected information, in the prospectus.

10.   Please delete Our Competitive Strengths and Our Business Strategy from the Summary. It is inappropriate to include this information in the Summary of a prospectus primarily addressed to persons that already hold the notes, especially since the information is duplicated elsewhere in the prospectus.

The Transactions, page 4

11.   Please revise your disclosure to clarify the definition of "the Transactions." Currently, you have written: In order to finance the Transactions you have contemplated the occurrence of the Transactions.

Change of Control, page 10

12.   Please indicate, if true, that you may not have the cash to effect this repurchase.

Risk Factors

General

13.   Either delete the sentences in the preamble about risks you do not describe, or expand them into a separate risk factor.

14.   Please revise all risk factors that include language such as "we cannot assure you." The inability to guarantee or assure an outcome is not a risk.

Your outstanding notes will not be accepted, page 14

15.   Please delete this risk factor and the following one. They do not set forth risks of participating in the transaction being registered and are coercive.

Federal and state statutes allow courts, page 19

16.   Please mention fraudulent transfer in the caption.

Use of Proceeds, page 38

17.   Please include information similar to that required by Item 504 of Regulation S-K for the old notes.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 40

18.   Please tell us how you determined the fair values of the net assets acquired in the purchase transaction disclosed herein.

19.   Please revise to discuss whether a third party valuation of the net assets acquired in the acquisition was performed.

20.   Please revise to present each pro forma adjustment in a self-balancing format. A reader should be able to easily re-calculate the amount of each adjustment.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Income, page 45

21.   Please revise footnote (c) to further illustrate the facts and circumstances that led you to conclude that an impairment charge was appropriate. Refer to paragraph (b)(6) of Rule 11-02 of Regulation S-X.

Management's Discussion and Analysis

General, page 50

22.   Please revise your disclosure to specifically describe the change in the structure of the transaction that would prevent sales treatment under paragraph 9 of SFAS 140.

Retained Interest in Securitized Assets, page 51

23.   Please revise to provide a discussion of credit quality as it relates to your retained interest in securitized assets. Please include the following in your disclosure:

•   Risks inherent in the portfolio of underlying assets.

•   How the credit quality of the underlying assets affects the valuation of retained interests.

Results of Operations

Three Months Ended March 31, 2005 as Compared Three Months Ended March 31, 2004, page 53

24.   Please tell us why held-for-sale classification is appropriate relative to your receivables given that you are not structuring your securitizations to achieve sales treatment.

25.   Please revise to disclose why you suspended your securitization activities during the purchase period and provide a contextual discussion of your negative operating cash flows in 2004 and 2005.

Total Managed Information, page 57

26.   Please revise throughout the document where you present managed information to provide a head note discussing how the managed information disclosed will be affected by the change in your securitization accounting. Refer to Item 303 of Regulation S-K.

27.   Please revise throughout the document to provide disclosures that compare and contrast the quality of your owned receivables and your sold receivables.

Liquidity

General, page 74

28.   Please revise to provide an enhanced liquidity analysis rather than a recitation of the items in the cash flow statements. Please explain the sources and uses of cash, paying particular attention to disclosure and analysis of matters that are not readily apparent from their cash flow statements and discussing trends, demands, and uncertainties. Refer to Release No. 33-8350/34-48960: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

General, page 76

29.   The second sentence in the penultimate paragraph on page 60 does not appear to make sense. Please advise or revise.

Quantitative and Qualitative Disclosures about Market Risk

Direct Channel Approval Process, page 88

30.   You state that at times you "offer payment extensions to customers who have encountered temporary financial difficulty, hindering their ability to pay as contracted". We note that a significant proportion of your customers had received extensions as of December 31, 2004. Please revise your document to provide disclosure that discusses how this policy impacts your credit quality ratios, provision for credit losses, and allowance. Provide this separately for your managed and your owned receivables.

31.   In the last paragraph of this section, you disclose that you rely on the seller to perfect your security interest in the collateral that secures your loan. Please disclose what evidence Triad maintains to ensure their interest is and remains perfected.

Servicing and Collections Procedures

Repossessions, page 89

32.   Please disclose what happens when auction proceeds *exceed* the outstanding balance of the contract.

Certain Relationships and Related Transaction, page 101

33.   Please provide the information required by Item 404 of Regulation S-K with regard to the transactions with Goldman Sachs.

Description of Other Material Indebtedness and Securitizations

Common Elements of SPE Financings, page 106

34.   Please provide us with a description of the mechanics of your securitization activities that qualify for sales treatment under SFAS 140. Specifically address how your past securitizations meet the criteria set forth in paragraph 9 of SFAS 140.

Warehouse Facilities, page 107

35.   Please tell us how you considered the provisions of FIN 45 for the guarantees provided by Triad under each of your warehouse facilities for which your SPE'S are borrowers.

Where you can find more information, page 166

36.   Please change the SEC's office address. We have moved to 100 F Street, NE, Washington, DC 20549.

Financial Statements

Note 2 – Significant Accounting Policies

Finance Receivables, page F-7

37.   Please tell us how your policy for determining when receivables are classified as held for investment meets the criteria set forth in SOP 01-6. Please revise your unaudited consolidated financial statements for the three months ended March 31, 2005 and March 31, 2004, accordingly.

Sale of Receivables, page F-8

38.   Please provide us with your analysis that led you to conclude that the servicing fee that you earn only adequately compensates you and that you do not earn a profit above that which would be demanded in the marketplace. Refer to paragraphs 61 through 64 of SFAS 140.

Goodwill, page F-9

39.   Please tell us how you determined that goodwill was impaired and provide us with your calculations supporting this conclusion.

Note 4 – Allowance for Credit Losses, page F-10

40.   We note that your allowance decreased from $174 million at December 31, 2002 to $82 million at December 31, 2003, and then to $16 million at December 31, 2004. Further, we note that total loans charged-off during 2002 and 2004 exceeded the beginning of the year allowance. Please revise here and in your MD&A to provide a robust discussion of the reasons for the changes in your provision charged to expense and allowance for credit losses for the periods presented. Explain fully the reasons for changes in each of the elements and components of the credit loss allowance, so that a reader can understand how changes in risks in the portfolio during each period relate to the credit loss allowance established at period-end. Consider the following points in your revisions:

- How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance.

- How you determined that the allowance balance at the beginning of 2002 and 2004 properly reflected losses as of December 31, 2001 and December 31, 2003, respectively. Describe the facts and circumstances that occurred in all years presented that resulted in the significant charge offs for those years.

- How changes in estimation methods and assumptions affected the allowance.

- How actual changes and expected trends in nonperforming loans affected the allowance.

- Please revise your unaudited consolidated financial statements for the three months ended March 31, 2005 and March 31, 2004, accordingly.

Note 8 – Commitments and Contingencies, page F-16

41.   On page 28 of your S-4, you disclose the existence of a complaint filed against the Company by Condition Reports, Inc. Please revise your financial statements to disclose:

- All material litigation pending or threatened against the Company.

- The damages alleged relative to any material pending or threatened litigation.

- The amounts accrued in accordance with paragraph 8 of SFAS 5. If no amounts are accrued, please provide the disclosures required by paragraph 10 of SFAS 5.

Unaudited Consolidated Financial Statements, page F-18

General

42.   Please revise your interim financial statements, as appropriate, for the comments above.

Exhibits

Exhibit 5.1

43.   You cannot assume the authority of persons signing on behalf of your client. Please revise.

44.   In the penultimate paragraph, you assume no obligation to revise or update your opinion. Please remove this sentence or file your opinion again immediately prior to effectiveness of this registration statement.

45.   Please file the California opinion on which you rely.

Exhibit 8.1

46.   Item 601 of Regulation S-K requires you file a tax opinion as an exhibit to your registration statement. Currently, you have filed an exhibit that references text in the registration statement but gives no opinion itself. Please include your legal opinion as to tax matters as Exhibit 8.1.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Isa Farhat at (202) 551-3485 or Don Walker at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Dennis M. Myers
       Kirkland & Ellis LLP
       200 East Randolph Drive
       Chicago, IL 60601